Exhibit 99.1

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

2014 Production Update and 2015 Production Outlook

January 8, 2015:  Caledonia Mining Corporation (“Caledonia”) announces gold production from its 49 per cent owned subsidiary, the Blanket Mine (“Blanket”) in Zimbabwe, for the quarter and year ended December 31, 2014. All production numbers are expressed on a 100 per cent basis and are based on mine production data and are therefore subject to change following final assay at the refiners. Production includes work-in-progress as at December 31, 2014.

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10,482 ounces of gold were produced during Q4 2014, representing a 8.3 per cent decrease on the gold produced in Q4 2013 (11,429 ounces) and a 6.0 per cent increase on the gold produced in Q3 2014 (9,890 ounces)

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Total 2014 gold production was 41,836 ounces, a 8.1 per cent decrease over the annual gold production in 2013 of 45,527 ounces and 4.6 per cent higher than the production guidance of 40,000 ounces for 2014.

•	Targeted gold production for 2015 is approximately 42,000 ounces

Commenting on the production for Q4 and the whole of 2014, Steve Curtis, Caledonia’s Chief Executive Officer said:

“Production in 2014 was affected by the lower grade and underground infrastructure constraints.  I expect that production in 2015 will be marginally higher than production in 2014.

“I am confident that the revised investment plan, which was announced on November 3, 2014, will result in progressive increases in production from 2016 onwards when we expect to see the first production from below 750 meters – initially from the No. 6 Winze and subsequently from the Central shaft”

Caledonia expects that its financial results for the quarter and year to December 31, 2014 will be released on March 31, 2015

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis John Prior/Paul Gillam/ James Black Tel: +44 20 7260 1000

BlytheWeigh Tim Blythe/Halimah Hussain/George Yeomans Tel: +44 20 7138 3200	WH Ireland Adrian Hadden/James Bavister Tel: +44 20 7220 1751

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.